Exhibit 3.4

CERTIFICATE OF FORMATION

OF

LISTERHILL TOTAL MAINTENANCE CENTER LLC

This Certificate of Formation of Listerhill Total Maintenance Center LLC (the “LLC”), dated as of September 30, 2003, is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. §18-101, et seq.).

1. The name of the limited liability company is Listerhill Total Maintenance Center LLC.

2. The address of the registered office of the LLC in the State of Delaware is One Rodney Square, 10th Floor, Tenth and King Streets, Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the LLC at such address is RL&F Service Corp.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ JIM G. MCLAUGHLIN
Jim G. McLaughlin, an authorized person